Exhibit 99.1

KNOT Offshore Partners LP Receives Buyout Offer from Knutsen NYK Offshore Tankers AS

ABERDEEN, Scotland—(BUSINESS WIRE)—November 3, 2025—KNOT Offshore Partners LP (NYSE: KNOP) (“KNOP” or the “Partnership”) announced today that the Board of Directors of the Partnership (the “KNOP Board”) received an unsolicited non-binding proposal, dated October 31, 2025, from Knutsen NYK Offshore Tankers AS (“KNOT”) pursuant to which KNOT would acquire through a wholly-owned subsidiary all publicly held common units of the Partnership in exchange for $10 in cash per common unit. KNOT has proposed that a transaction would be effectuated through a merger between the Partnership and a subsidiary of KNOT.

The Conflicts Committee of the KNOP Board, comprised of only non-KNOT-affiliated directors, will retain advisors and will evaluate the offer.

The proposed transaction is subject to a number of contingencies, including the approval by the KNOP Conflicts Committee, the KNOP Board and the KNOT board of directors of any definitive agreement and, if a definitive agreement is reached, the approval by the holders of a majority of the Partnership’s outstanding common units, Class B units and preferred units (on an “as if converted” basis) voting together as a single class. The transaction would also be subject to customary closing conditions. There can be no assurance that definitive documentation will be executed or that any transaction will materialize.

About KNOT Offshore Partners LP

KNOT Offshore Partners LP owns, operates and acquires shuttle tankers primarily under long-term charters in the offshore oil production regions of Brazil and the North Sea.

KNOT Offshore Partners LP is structured as a publicly traded master limited partnership but is classified as a corporation for U.S. federal income tax purposes, and thus issues a Form 1099 to its unitholders, rather than a Form K-1. KNOT Offshore Partners LP’s common units trade on the New York Stock Exchange under the symbol “KNOP.”

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements concerning future events. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. Such forward-looking statements are subject to a variety of known and unknown risks, uncertainties, and other factors that are difficult to predict and many of which are beyond management’s control. These risks and uncertainties include the risks that the proposed transaction may not be consummated or the benefits contemplated therefrom may not be realized. Factors that can affect future results are discussed in the Annual Report on Form 20-F and subsequent Reports on Form 6-K filed by the Partnership with the SEC. The Partnership undertakes no obligation to update or revise any forward-looking statement to reflect new information or events.

Contact:

KNOT Offshore Partners LP

Derek Lowe

Chief Executive Officer and Chief Financial Officer

Tel: +44 1224 618 420

Email: ir@knotoffshorepartners.com

Source: KNOT Offshore Partners LP